Exhibit 99.16

September 18, 2020

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission Nova Scotia Securities Commission New Brunswick Securities Commission

Prince Edward Island Deputy Registrar, Securities Division

Office of the Superintendent of Securities, Newfoundland & Labrador

Dear Sirs/Mesdames:

We refer to the short form prospectus of Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company”) dated September 18, 2020 relating to the Company’s distribution and offering of 29,000,000 units at a price of $0.75 per unit for total gross proceeds of $21,750,000 (the “Prospectus”).

We consent to being named and to the use in the Prospectus, of our report dated April 29, 2020 to the shareholders of the Company on the following financial statements:

•Consolidated statements of financial position of MichiCann Medical Inc. as at December 31, 2019 and 2018; and

•Consolidated statements of comprehensive loss, changes in equity and cash flows of MichiCann Medical Inc. for the years ended December 31, 2019 and 2018, and a summary of significant accounting policies and other explanatory information.

We report that we have read the Prospectus and all information therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.  We  have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus, as these terms are defined in the Chartered Professional Accountants of Canada Handbook – Assurance.

Yours very truly,

Chartered Professional Accountants

KN/HT/1317000